SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: May 31, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

May 28, 2004	www.cpr.ca

UTU on CPR’s U.S. subsidiary ratifies contract settlement

     MINNEAPOLIS — Canadian Pacific Railway (TSX/NYSE: CP) today announced its Soo Line Railroad subsidiary has reached a five-year contract agreement with the United Transportation Union.

     About 500 train service employees work under the UTU contract and are the largest group of employees on the Soo Line. The American Train Dispatchers Association and the Brotherhood of Railroad Signalmen have also ratified settlements with the Soo Line in the past 30 days.

     The five-year agreement with the UTU replaces a contract that opened for re-negotiation at the end of 1999. It includes provisions for a general wage increase, benefits plan cost containment and benefit design changes, enhancements to the 401(k) Defined Contribution Plan and work rule modifications.

     Settlements are now in place for more than 50 percent of the unionized workforce on the Soo Line.

     Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada from Montreal to Vancouver, and the U.S. Northeast and Midwest. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s Web site at www.cpr.ca

Contact:
Laura Baenen
Canadian Pacific Railway
(612) 851-5659 office
(612) 799-0831 cell